Stahl & Zelmanovitz	Email: StahlNYC@AOL.com
767 Third Avenue — 14th Floor	Phone: (212) 826-6435
New York, New York 10017	Fax: (212) 826-6402

July 20, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	Tangela S. Richter, Branch Chief

Re:	NGAS Resources, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-3, File No. 333-125053

Ladies and Gentlemen:

     This correspondence accompanies Amendment No. 1 to the captioned registration statement on Form S-3 (the “Registration Statement”) filed in response to the comment letter to the Company dated June 17, 2005 (the “Comment Letter”). In accordance with the Comment Letter, it keys responsive revisions in the Registration Statement to the numbered paragraphs in the Comment Letter. Responsive and updating revisions are marked to show changes from the Registration Statement filed by the Company on May 19, 2005.

General

     1. The Company has filed responsive correspondence to the staff’s comment letter dated June 21, 2005 on the its Annual Report on Form 10-KSB for the year ended December 31, 2004. If the responsive disclosure is acceptable, Company will promptly file the proposed 10-KSB/A (the “10-KSB/A”), with conforming disclosure in all of its future periodic reports under the Exchange Act.

Selling Stockholders, page 5

     2. None of the selling stockholders is a registered broker-dealer or affiliate of a registered broker-dealer. This disclosure has been added to the Registration Statement on page 8 after the Selling Stockholder table.

     3. The listing of selling stockholders has been revised to identify the natural persons who exercise voting or dispositive control over the common shares underlying convertible notes held by selling stockholders other than natural persons.

     4. The common shares underlying the convertible notes issued on October 4, 2004 to Baystar Capital II, LP are registered for resale under a registration statement (No. 333-119672), effective October 28, 2004. None of those shares are included in the Registration Statement.

     5. The disclosure included in the Registration Statement under the caption “Selling Stockholders – Transaction Agreements” has been expanded to fully describe the terms of the private placement in which the selling stockholders acquired the notes convertible into the common shares covered by the Registration Statement.

* * *

Securities and Exchange Commission
Division of Corporation Finance
July 20, 2005

     If the revised disclosure in the accompanying filing is acceptable, Company will file a request for acceleration of the Registration Statement, as amended, after the staff’s review of the 10-KSB/A has been completed. We appreciate your consideration of these responses and look forward to receiving any further comments as promptly as practicable.

Yours very truly

/s/ Douglas Stahl

cc: NGAS Resources, Inc.